LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

July 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Effie Simpson

Ms. Claire Erlanger

Dear Ms. Simpson and Ms. Erlanger:

Based on discussions with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) submit the following further disclosure example related to the financial outlook section of the Company’s earnings release and the Staff’s previous comment.

Reconciliation of forecasted income before income taxes to Adjusted EBITDA:

(in millions)	Full Year 2019
Income before income taxes	$22	to	$25
Depreciation and amortization	26	to	25
Interest expense, net	12	to	12
Stock-based compensation	4	to	4
National Geographic fee amortization	3	to	3
Other	-	to	1
Adjusted EBITDA	$67	to	$70

A reconciliation of net income to Adjusted EBITDA is not provided because the Company cannot estimate or predict with reasonable certainty certain discrete tax items, which could significantly impact that financial measure.

*****

I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

●	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Tom Naiman of the Company at (212) 261-9050, or me at (212) 261-9008 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Craig I. Felenstein

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.

cc: Tom Naiman, Director Technical Accounting